Adopted November 9, 1939	File No. 69-65

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2/A

For the Year Ended December 31, 2001

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

       Central Vermont Public Service Corporation ("CVPS"), incorporated under the laws of the State of Vermont, has its principal executive office in Rutland, Vermont.

       The principal business of CVPS is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to over 143,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester, and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its wholly-owned subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and, in Vermont to one small private utility. It also buys and sells surplus or required power at market clearing prices as the default market through the New England Power Pool/Independent System Operator ("ISO").

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

       Connecticut Valley Electric Company Inc. ("CVEC"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, has its principal office in Claremont, New Hampshire.

       CVEC acquired the business and properties of CVPS on December 31, 1949, located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

       The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to over 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

       For financial reporting purposes, CVEC's financial data is included with CVPS on the Consolidated Financial Statements.

  VERMONT ELECTRIC POWER COMPANY, INC.

       Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of which CVPS owns 56.8% of its outstanding Common Stock, $100 Par Value, and 46.6% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

       VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 56.8% of VELCO's outstanding common stock, the Four-Party Agreement effectively restricts the Company's control of VELCO. Therefore, VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until midnight June 30, 1985, and was extended thereafter as follows until June 30, 1986, with an automatic renewal from year to year unless, at least ninety (90) days prior to any succeeding anniversary, any party were to notify the other parties in writing that it desired to terminate the agreement as of such anniversary. By Amendment to the 1985 Four-Party Agreement dated February 1, 1987, the Agreement continued until May 1, 1987 and thereafter for additional two-year terms, unless at least ninety (90) days prior to any two-year anniversary, any party were to notify the other parties in writing that it desires to terminate the Agreement as of such anniversary. No such notification has been filed by the parties.

       On December 27, 1985, the Company, VELCO and the two other major distribution companies entered into the 1985 Option Agreement (as amended) for the purpose of modifying the terms of an option to purchase certain facilities owned by VELCO, but located in the individual company's service territory, which were originally outlined in the Four-Party Agreement. The option was extended from time to time and expired on December 31, 2001. However, the parties are in the process of completing an amendment that will extend the Agreement from December 31, 2001.

       VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

       VELCO also has agreements for power purchases for Vermont Yankee Nuclear Power Corporation which it resells at its cost to various electric distribution utilities in the State of Vermont.

       VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

       Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly-owned subsidiary of VELCO, incorporated under the laws of the State of Vermont, has its principal office in the Town of Rutland, Vermont.

       VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.

  VERMONT YANKEE NUCLEAR POWER CORPORATION

       Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS, of which CVPS owns 31.3% of its outstanding common stock, $100 Par Value, incorporated under the laws of the State of Vermont, has its principal office in Brattleboro, Vermont.

       VY was formed by a group of New England Utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. The electricity generated by the Vernon plant is sold to VY's sponsoring stockholders.

  C. V. REALTY, INC.

       C. V. Realty, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       C. V. Realty, Inc., a wholly-owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
  EAST BARNET HYDROELECTRIC, INC.

       Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly-owned subsidiary of CVPS, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

       For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

  CATAMOUNT RESOURCES CORPORATION

       Catamount Resources Corporation ("CRC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CRC, a wholly-owned subsidiary of CVPS, was formed for the purpose of holding CVPS' subsidiaries that invest in unregulated business opportunities.

       For financial reporting purposes, CRC's financial data is included with CVPS on the Consolidated Financial Statements.

  EVERSANT CORPORATION

       Eversant Corporation ("Eversant") changed its name from SmartEnergy Services, Inc., effective October 23, 2001. Eversant is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

       Eversant, a wholly-owned subsidiary of CRC, was formed for the purpose of engaging in the sale or rental of energy efficient products and other related goods and services. Eversant has two wholly-owned subsidiaries: SmartEnergy Water Heating Services, Inc. and AgEnergy, Inc. The Home Service Store, Inc. is an affiliate of Eversant, of which Eversant owns a 13.4% equity ownership interest, on a fully diluted basis.

       For financial reporting purposes, Eversant's financial data is included with CRC on the Consolidating Financial Statements.

  SMARTENERGY WATER HEATING SERVICES, INC.

       SmartEnergy Water Heating Services, Inc. ("SEWHS"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       SEWHS, a wholly-owned subsidiary of Eversant, was formed for the purposes of operating a rental water heater business.

       For financial reporting purposes, SEWHS' financial data is included with CRC on the Consolidating Financial Statements.

  AGENERGY, INC.

       AgEnergy, Inc. ("AgEnergy") changed its name from SmartEnergy Control Systems, Inc., effective August 9, 2001. AgEnergy is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

       AgEnergy, a wholly-owned subsidiary of Eversant, was formed for the purpose of developing and distributing energy efficiency products with dairy industry applications.

       For financial reporting purposes, AgEnergy's financial data is included with CRC on the Consolidating Financial Statements.

  THE HOME SERVICE STORE, INC.

       The Home Service Store, Inc. ("HSS"), is incorporated under the laws of the State of Delaware and has its principal office in Alpharetta, Georgia.

       HSS, an affiliate of Eversant which owns a 13.4% equity ownership interest on a fully diluted basis, was formed for the purpose of marketing and engaging in national home maintenance and repair.

  CATAMOUNT ENERGY CORPORATION

       Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       CEC, a wholly-owned subsidiary of CRC, was formed primarily for the purpose of investing in energy supply projects. CEC has fourteen wholly-owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Glenns Ferry Corporation, Catamount Rupert Corporation, Summersville Hydro Corporation, Gauley River Management Corporation, Catamount Campbell Hill Corporation, Catamount Thetford Corporation, Catamount Heartlands Corporation, Catamount Heartlands Limited, Catamount Operations, Inc., Catamount Energy (Gilbraltar) Limited, and Catamount Development GmbH.

       For financial reporting purposes, CEC's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT RUMFORD CORPORATION

       Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Rumford Corporation, a wholly-owned subsidiary of CEC, is a 15.0537% limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

       For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RUMFORD COGENERATION COMPANY, L.P.

       Rumford Cogeneration Company, L.P., formed under the laws of the State of Maine, has its principal office in Rumford, Maine.

  EQUINOX VERMONT CORPORATION

       Equinox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Equinox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 33.1126% general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

       For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RYEGATE ASSOCIATES

       Ryegate Associates is a general partnership formed under the laws of the State of Utah and has its principal office in Houston, Texas.

  APPOMATTOX VERMONT CORPORATION

       Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Appomattox Vermont Corporation, a wholly-owned subsidiary of CEC, is a 24.75% limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

       For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  APPOMATTOX COGENERATION, INC.

       Appomattox Cogeneration, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, $1 Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Houston, Texas.

       Appomattox Cogeneration, Inc. owns a 1% general partnership interest in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a 41 MW coal and wood-fired cogeneration facility located in Hopewell, Virginia.

  APPOMATTOX COGENERATION L.P.

       Appomattox Cogeneration L.P., formed under the laws of the State of Delaware, has its principal office in Houston, Texas.

  CATAMOUNT GLENNS FERRY CORPORATION

       Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Glenns Ferry Corporation, a wholly-owned subsidiary of CEC, is a 49.5% limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

       For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  GLENNS FERRY MANAGEMENT, INC.

       Glenns Ferry Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

       Glenns Ferry Management, Inc. owns a 1% general partnership interest in Glenns Ferry Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Glenns Ferry, Idaho.

  CATAMOUNT RUPERT CORPORATION

       Catamount Rupert Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Rupert Corporation, a wholly-owned subsidiary of CEC, was formed for the purpose of owning a 49.5% limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

       For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  RUPERT MANAGEMENT, INC.

       Rupert Management, Inc., a subsidiary of CEC which owns 50% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Delaware and has its principal office in Rutland, Vermont.

       Rupert Management, Inc. owns a 1% general partnership interest in Rupert Cogeneration Partners, Limited, which developed and owns a 10 MW gas-fired cogeneration facility in Rupert, Idaho.

  SUMMERSVILLE HYDRO CORPORATION

       Summersville Hydro Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Summersville Hydro Corporation, a wholly-owned subsidiary of CEC, is a 99% limited partner in Gauley River Power Partners, L.P. which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

       For financial reporting purposes, Summersville Hydro Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  GAULEY RIVER MANAGEMENT CORPORATION

       Gauley River Management Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Gauley River Management Corporation, a wholly-owned subsidiary of CEC, is the General Partner of Gauley River Power Partners, L.P., which was formed to develop, own and operate a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

       For financial reporting purposes, Gauley River Management Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT INVESTMENT COMPANY, L.L.C.

       Catamount Investment Company, L.L.C. of which CEC owns 33.333%, was formed under the laws of the State of Delaware, and has its principal office in Wilmington, Delaware.

       Catamount Investment Company, L.L.C., was formed for the purpose of investing in independent power projects. Effective December 31, 2001, Catamount Investment Company, L.L.C. was dissolved.

  CATAMOUNT CAMPBELL HILL CORPORATION

       Catamount Campbell Hill Corporation, incorporated under the laws of the State of Wyoming, has its principal office in Rutland, Vermont.

       Catamount Campbell Hill Corporation, a wholly-owned subsidiary of CEC, is a 50% owner in Campbell Hill Wind Partners, LLC, a limited liability company that was formed for the purpose of investing in an independent power project in Wyoming.

       For financial reporting purposes, Catamount Campbell Hill Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT THETFORD CORPORATION

       Catamount Thetford Corporation, incorporated under the laws of the State of Vermont, has its principal office in Rutland, Vermont.

       Catamount Thetford Corporation, a wholly-owned subsidiary of CEC, owns 44.7% of the common stock of Fibrothetford Ltd., a private company limited by shares which owns and operates a 38.5 MW poultry litter fired power station in Thetford, England.

       For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT HEARTLANDS CORPORATION

       Catamount Heartlands Corporation ("CHC"), incorporated under the laws of the State of Delaware, has its principal office in Wilmington, Delaware.

       CHC, a wholly-owned subsidiary of CEC, was formed primarily for investing in energy supply projects. CHC has three wholly-owned subsidiaries: Catamount Heartlands Limited, Catamount Energy (Gilbraltar) Limited, and Catamount Development GmbH.

       CHC, a wholly-owned subsidiary of CEC, owns 100% of the Common Stock of Catamount Heartlands Limited which owns a 50% interest in Heartlands Power Limited, a limited liability company that develops, owns and operates a 98 MW natural gas-fired power station in Fort Dunlop, England.

       CHC owns 100% of the Common Stock of Catamount Energy (Gilbraltar) Limited which owns 33 1/3% of CIC Luxembourg SàRL, a limited liability company formed for the purpose of investing in wind energy projects in Germany.

       CHC owns 100% of the Common Stock of Catamount Development GmbH, which owns 100% of Catamount Verwaltungs GmbH, a limited liability company in the process of being formed for the purpose of investing in wind energy projects in Germany.

       For financial reporting purposes, CHC's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT HEARTLANDS LIMITED

       Catamount Heartlands Limited, a private company limited by shares, formed under the laws of England, has its registered office at 69 Old Broad Street, London, United Kingdom.

       Catamount Heartlands Limited, a wholly-owned subsidiary of Catamount Heartlands Corporation, owns 50% of the Common Stock of Heartlands Power Limited, a private company limited by shares, formed to develop, own, and operate a 98 MW gas-fired power station in Fort Dunlop, England

       For financial reporting purposes, Catamount Heartlands Limited's financial data is included with CRC on the Consolidating Financial Statements.

  CATAMOUNT OPERATIONS, INC.

       Catamount Operations, Inc., a subsidiary of CEC which owns 95% of its outstanding Common Stock, no Par Value, is incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont. The remaining 5% of the outstanding Common Stock is owned by Gauley River Power Partners, L.P.

       Catamount Operations, Inc. was formed for the purpose of providing operations and maintenance services to independent power facilities.

       For financial reporting purposes, Catamount Operations, Inc.'s financial data is included with CRC on the Consolidated Financial Statements.

  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION

       CVPS' electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 20 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

       The electric systems of CVPS include about 616 miles of overhead transmission lines, about 7,519 miles of overhead distribution lines and about 305 miles of underground distribution lines, which are located in Vermont except for about 22 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

       CVPS is a stockholder, together with other New England utilities, in four nuclear generating companies. CVPS is entitled to a percentage of the power output of each of such companies, as follows:

       Vermont Yankee Nuclear Power Corporation in Vermont (31.141% - 162.6 MW); Maine Yankee Atomic Power Company ("MY") in Maine (2% - 16.9 MW); Connecticut Yankee Atomic Power Company ("CY") in Connecticut (2% - 11.6 MW); and Yankee Atomic Electric Company ("YA") in Massachusetts (3.5% - 6.153 MW).

       MY, CY & YA permanently ceased power operations of their nuclear power plants.

       CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

       Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% - 10.76 MW).

       The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 47.35% owner of this project.

  CONNECTICUT VALLEY ELECTRIC COMPANY INC.

       CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

       The electric systems of CVEC include about two miles of transmission lines, about 439 miles of overhead distribution lines and about 13 miles of underground distribution lines.

  VERMONT ELECTRIC POWER COMPANY, INC.

       VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the New York Power Authority at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

  VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

       VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

  VERMONT YANKEE NUCLEAR POWER CORPORATION

       Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (Mwe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont.

  CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
  EAST BARNET HYDROELECTRIC, INC.

       Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.

  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

  Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

	State	Electric (KWH)		Revenues	Gas (Mcf)
VY	VT	4,171,120,000	(1)	$178,840,019	None
CVPS	VT NH	2,694,872,962 170,546,065 2,865,419,027	(2)	$274,086,419 13,044,646 $287,131,065	None None
CVEC	NH	163,039,801		$ 20,407,333	None
VELCO	VT	258,467,521		$ 10,363,456	None
(1)	Includes sales to Vermont Electric Power Company, Inc.
(2)	Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.

  Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

  None

  Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	State	Electric (KWH) (1)		Expenses	Gas (Mcf)
VY		None	(1)	None	None
CVPS	NH	170,546,065	(2)	$13,044,646	None
CVEC		None		None	None
VELCO		None		None	None
(1)	Deliveries made at the step-up substation at the site.
(2)	Includes sales to Connecticut Valley Electric Company Inc.

  Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

	State	Electric (KWH)	Expenses	Gas (Mcf)
VY		None	None	None
CVPS	CT GA IL MA MD MN NE NH NY PA TX WI	3,200,000 62,600,000 7,600,000 1,600,000 9,200,000 400,000 1,200,000 51,195,978 17,569 400,000 6,050,000 8,800,000 152,263,547	$ 176,400 2,926,200 298,300 187,500 385,800 21,100 50,400 2,178,412 2,111 20,200 342,919 380,600 $ 6,969,942	None None None None None None None None None None None None
CVEC	VT	130,554,600	$ 2,976,432	None
VELCO		None	None	None

Central Vermont Public Service Corporation -
East Barnet Hydroelectric, Inc.

East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator ("EWG") or a foreign utility company, stating monetary amounts in United States dollars:
  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on December 2, 1996.

        Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is a 10 MW gas-fired cogeneration facility placed in operation on November 21, 1996.

        Gauley River Power Partners, L.P. located in Somersville, West Virginia; its registered office is 71 Allen Street, Suite 101, Rutland, Vermont. The facility is an 80 MW hydroelectric facility placed in operation on July 30, 2001.

        Fibrothetford Limited, located in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce 38.5 MW.

        Heartlands Power Limited, located in Fort Dunlop, Birmingham, England; its registered office is Allington House, 150 Victoria Street, London, England SWIE 5LB. The facility is a simple cycle gas fired power station with an expected capacity of 98 MW.

        CIC Luxembourg SàRL, formed under the laws of Luxembourg, a private company limited by shares, has its registered office at 54, Boulevard Napoleon 1 CR, Luxembourg.

        CIC Luxembourg SàRL was formed for the purpose of investing in wind energy projects and owns 100% of CIC Verwaltungs GmbH, a general partner in two wind energy farms in Germany, and 100% of CIC Beteiligungs GmbH, a limited partner in two wind energy projects in Germany.

  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Glenns Ferry Corporation ("CGFC") is a wholly-owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc. ("GFM"), the 1% general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and Indeck Capital Incorporated owns 50%. CGFC owns 49.5% of Glenns Ferry and Eastern Glenns Ferry owns the remaining 49.5%. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Rupert Corporation is a wholly-owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc. ("RM"), the 1% general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Indeck Capital Incorporated owns 50%. Catamount Rupert Corporation owns 49.5% of Rupert and Eastern Rupert owns the remaining 49.5%. Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility is used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of Catamount Resources Corporation; Summersville Hydro Corporation ("SHC") is a wholly owned subsidiary of CEC; Gauley River Power Partners Limited (GRPP) is 99% owned by SHC and 1% owned by Gauley River Management Corp. GRPP was formed under the laws of the State of Vermont. GRPP is a hydroelectric power generation facility.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Thetford Corporation ("CTC") is a wholly-owned subsidiary of CEC. CTC is a 44.7% shareholder of Fibrothetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5% shareholder; and Fibrowatt Limited is 51% shareholder. FibroThetford is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. FibroThetford is an electric power station fueled predominantly by poultry litter.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Heartlands Corporation ("CHC") is a wholly-owned subsidiary of CEC. CHC is a 100 percent shareholder of Catamount Heartlands Limited ("CHL"), which is a 50 percent shareholder of Heartlands Power Limited ("Heartlands") and Rolls Royce Power Ventures Limited is a 50 percent shareholder. Heartlands is incorporated as a private company limited by shares under the Companies Act of 1985, formed under and in accordance with the laws of England and Wales, United Kingdom. Heartlands is a gas-fired electric power station.

        Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly-owned subsidiary of Catamount Resources Corporation; Catamount Heartlands Corporation ("CHC") is a wholly-owned subsidiary of CEC. Catamount Heartlands (Gibraltar) Limited is a wholly owned subsidiary of CHC, Catamount Heartlands (Gibraltar) Limited is a 33.333% shareholder of CIC Luxembourg SàRL, and Rock Energy Limited and Chessman SàRL each own 33.333%. CIC Luxembourg SàRL is a 100% shareholder of CIC Verwaltungs GmbH, general partner; and CIC Beteiligungs GmbH, limited partner, of DK Burgerwindpark Eckolstädt ("Eckolstädt") GmbH & Co. KG. and DK Windpark Kavelstorf ("Kavelstorf") GmbH & Co. Kg.

  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

	Indirect Capital Invested (1)	Guarantee of Security	Debt or Financial Obligation
CATAMOUNT RESOURCES CORPORATION	None	$5,000,000	None
CATAMOUNT ENERGY CORPORATION	None	None	$13,017,000
CATAMOUNT GLENNS FERRY CORPORATION	None	None	None
GLENNS FERRY MANAGEMENT CORPORATION	None	None	None
CATAMOUNT RUPERT CORPORATION	None	None	None
RUPERT MANAGEMENT CORPORATION	None	None	None
SUMMERSVILLE HYDRO CORPORATION	$7,425,000	None	None
CATAMOUNT THETFORD CORPORATION	$2,528,718	None	None
CATAMOUNT HEARTLANDS CORPORATION	$3,360,124	None	None
- 14 -
CATAMOUNT HEARTLANDS LIMITED	$3,016,515	None	None
CATAMOUNT ENERGY (GILBRATAR) LIMITED	$ 585,296	None	None
(1) Investment account plus loan balance including accrued interest.

  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

	Capitalization	Earnings
GLENNS FERRY COGENERATION PARTNERS LTD.	$11,600,504	$ 31,812
RUPERT COGENERATION PARTNERS LTD.	$10,576,986	$(435,143)
GAULEY RIVER POWER PARTNERS LTD.	$56,802,561	$(2,364,319)
FIBROTHETFORD LTD.	$93,297,194	$(5,341,864)
HEARTLANDS POWER LIMITED	$63,321,380	$ 2,153,907
CIC LUXEMBOURG SÀRL	$ 5,852,964	$ 150,758

  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    Administrative management services provided to Glenns Ferry Cogeneration, fees and reimbursed expenses - $94,064.

    Administrative management services provided to Rupert Cogeneration, fees and reimbursed expenses - $94,064.

    Administrative O&M services provided to Gauley River Power Partners, fees and reimbursed expenses - $32,639.

    Administrative management services provided to CIC Luxembourg SàRL, fees and reimbursed expenses - $111,709.

    Administrative and construction services provided to DK Burgerwindpark Eckolstädt GmbH & Co., fees and reimbursed expenses - $52,675.

    Administrative and construction services provided to DK Windpark Kavelstorf GmbH & Co., fees and reimbursed expenses - $38,574.

EXHIBITS

    Amended Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 2001.

    Exhibit B is the Financial Data Schedule.

    Exhibit C is the Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

    The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of May, 2002.
CENTRAL VERMONT PUBLIC SERVICE CORPORATION (Name of Claimant)
By: /s/ Jean H. Gibson
Jean H. Gibson, Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)

CORPORATE SEAL

Attest:

/c/ Mary C. Marzec Assistant Corporate Secretary
Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed: Mary C. Marzec Assistant Corporate Secretary (Name) (Title)
Central Vermont Public Service Corporation 77 Grove Street, Rutland, VT 05701 (Address)

			1 of 4
Exhibit A CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2001 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS

Operating Revenues	$ 293,042	$ 353	$ (353)	$ 293,042

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	143,396 24,830 41,202 17,692 16,449 12,179 11,075	24 111 (31)	(353)	143,396 24,477 41,226 17,692 16,560 12,179 11,044

Total operating expenses	266,823	104	(353)	266,574

Operating Income (loss)	26,219	249		26,468

Other income and deductions: Equity in Earnings of companies not consolidated Allow. for equity funds during constr. Other income, net Other taxes Benefit (provision) for income taxes	(7,646) 59 (7,448) (48) 3,292	3 5	51	(7,595) 59 (7,445) (48) 3,297
Total operating and other income Net interest expense	14,428 12,021	257 308	51	14,736 12,329
Net income (loss) before extraordinary items	2,407	(51)	51	2,407
Extraordinary item, net of tax
Net income (loss)	2,407	(51)	51	2,407

Retained Earnings, January 1	78,423	(538)	538	78,423
	80,830	(589)	589	80,830
Adjustment to Retained Earnings	219			219
Cash dividends declared: Preferred Stock Common Stock	1,696 10,183			1,696 10,183
Total Dividends	11,879			11,879
Retained Earnings, December 31	$ 69,170	$ (589)	$ 589	$ 69,170

				2 of 4
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2001 (Dollars in thousands)
	CRC	Catamount Energy Corporation	Eversant	Reclassi- fying & Consol- idating Entries	CRC -CONS

Operating Revenues		$ 504	$ 1,924	$ 473	$ 2,901

Operating Expenses: Operation and maintenance: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes Taxes on income	$ 1	4,537 11 50 116 1,793	3,747 9 270 87 (1,468)	349 (20)	8,633 320 203 326

Total operating expenses	1	6,507	2,645	329	9,482

Operating Income (loss)	(1)	(6,003)	(721)	144	(6,581)

Other income and deductions: Equity in Earnings of companies not consolidated Allow. For equity funds during constr. Other income (expenses), net Other taxes Benefit (provision) for income taxes	(10,779) 2	6,079 (7,767)	(788)	10,779 (144)	6,079 (8,697)

Total operating and other income (loss) Net interest expense	(10,778)	(7,691) 1,009	(1,509) 570	10,779	(9,199) 1,579
Net income (loss) before extraordinary item	(10,778)	(8,700)	(2,079)	10,779	(10,778)
Extraordinary item, net of tax
Net income (loss)	(10,778)	(8,700)	(2,079)	10,779	(10,778)
Retained Earnings, January 1	8,771	9,035	(8,021)	(1,014)	8,771
	(2,007)	335	(10,100)	9,765	(2,007)
Adjustment to Retained Earnings	260		260	(260)	260
Cash dividends declared: Preferred Stock Common Stock
Total Dividends

Retained Earnings, December 31	$ (1,747)	$ 335	$ (9,840)	$ 9,505	$ (1,747)

				3 of 4
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2001 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc.	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Operating Revenues	$ 504				$ 504

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	4,517 11 50 116 1,289	$ (5) 3	$ 25 501		4,537 11 50 116 1,793

Total operating expenses	5,983	(2)	526		6,507

Operating Income (loss)	(5,479)	2	(526)		(6,003)

Other income and deductions: Equity in Earnings of companies not consolidated Allow. for equity funds during constr. Other income (expenses), net Other taxes Benefit (provision) for income taxes	4,629 (7,774)		1,450 7		6,079 (7,767)
Total operating and other income Net interest expense	(8,624) 1,009	2	931		(7,691) 1,009
Net income (loss) before extraordinary items	(9,633)	2	931		(8,700)
Extraordinary item, net of tax
Net income (loss)	(9,633)	2	931		(8,700)

Retained Earnings, January 1	9,968	(5)	634	$ (1,562)	9,035
	335	(3)	1,565	(1,562)	335
Adjustment to Retained Earnings
Cash dividends declared: Preferred Stock Common Stock
Total Dividends
Retained Earnings, December 31	$ 335	$ (3)	$ 1,565	$ (1,562)	$ 335

* Catamount Energy Corporation and associated companies.

				4 of 4
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Statement of Income and Retained Earnings Year Ended December 31, 2001 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Operating Revenues	$ 160		$ 1,764		$ 1,924

Operating Expenses: Operation: Purchased Power Production and transmission Other Operation Maintenance Depreciation Other taxes, principally property taxes Taxes on income	1,466 4 20 46 (1,564)	$ 1,358 2 4 15 (169)	923 3 246 26 265		3,747 9 270 87 (1,468)

Total operating expenses	(28)	1,210	1,463		2,645

Operating Income (loss)	188	(1,210)	301		(721)

Other income and deductions: Equity in earnings of companies not consolidated Allow. for equity funds during constr. Other income, net Other taxes Benefit (provision) for income taxes	134 (1,786)	969	194	$ (134) (165)	(788)
Total operating and other income Net interest expense	(1,464) 616	(241)	495 119	(299) (165)	(1,509) 570
Net income (loss) before extraordinary items	(2,080)	(241)	376	(134)	(2079)
Extraordinary item, net of tax
Net income (loss)	(2,080)	(241)	376	(134)	(2079)
Retained Earnings, January 1	(8,020)	72	839	(912)	(8,021)
	(10,100)	(169)	1,215	(1,046)	(10,100)

Adjustment to Retained Earnings	260		44	(44)	260
Cash dividends declared: Preferred Stock Common Stock			900	(900)
Total Dividends			900	(900)
Retained Earnings, December 31	$ (9,840)	$ (169)	$ 359	$ (190)	$ (9,840)

			1 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Reclassi-fying & Consol- idating Entries	CVPS SEMI-CONS
Assets

Utility plant, at original cost Less accumulated depreciation	$ 469,671 190,273	$ 6,151 2,118		$ 475,822 192,391
	279,398	4,033		283,431
Construction work in progress	15,295			15,295
	294,693	4,033		298,726
Nuclear fuel Less accumulated amortization	8,699 7,847			8,699 7,847

Net utility plant	295,545	4,033		299,578

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies	19,452 40,686		$ 489	19,452 41,175
Total	60,138		489	60,627

Nonutility investments

Nonutility property, less accumulated depreciation of $209 parent company and $209 semi-consolidated	448			448

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $1,088 parent company and $1,088 semi-consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	35,256 18,564 4,496 16,218 4,162 3,541 5,370	95 3,288 10	(3,785)	35,351 18,564 3,999 16,218 4,162 3,551 5,370

Total current assets	87,607	3,393	(3,785)	87,215

Regulatory assets and other deferred charges	38,510	246		38,756

Total Assets	$ 482,248	$ 7,672	$ (3,296)	$ 486,624

			2 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	CVPS	CVPS-East Barnet Hydroelectric, Inc.	Consol- idating Entries	CVPS SEMI-CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Treasury stock, at cost Retained Earnings	$ 70,715 49,439 (1,805) (274) (1,097) (2,285) 69,170	$ 100 (589)	$ (100) 589	$ 70,715 49,439 (1,805) (274) (1,097) (2,285) 69,170

Total common stock equity	183,863	(489)	489	183,863

Cumulative preferred and preference stock	23,054			23,054

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	46,000 75,000 10,500 12,897	5,800		46,000 75,000 16,300 12,897

Total long-term debt	144,397	5,800		150,197

Total capitalization	351,314	5,311	489	357,114

Current liabilities: Notes payable - banks Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	8,000 2,994 15,784 2,866 (18) 20,048	372 138	(3,659) (126)	8,000 2,994 12,497 2,866 (18) 20,060
Total current liabilities	49,674	510	(3,785)	46,399

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	30,116 5,280 12,826 33,038	1,516 335		31,632 5,615 12,826 33,038
	81,260	1,851		83,111
Total Capitalization and Liabilities	$ 482,248	$ 7,672	$ (3,296)	$ 486,624

				3 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	CRC	Catamount Energy Corporation	Eversant	Reclassi- fying & Consol- idating Entries	CRC - CONS
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$ 28,805	$ 48,180	$ 1,363	$ (28,805)	$ 49,543

Nonutility property, less accumulated depreciation of $4,252 consolidated		611	1,315		1,926

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $578 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	46	8,205 256 15 4	1,321 128 392 5 6 (6)	(1)	9,572 384 391 5 21 (2)

Total current assets	46	8,480	1,846	(1)	10,371

Regulatory assets and other deferred charges		995	8		1,003

Total Assets	$ 28,851	$ 58,266	$ 4,532	$ (28,806)	$ 62,843

				4 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	CRC	Catamount Energy Corporation	Eversant	Reclassi- fying & Consol- idating Entries	CRC -CONS
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$ 30,598 (1,747)	$ 25,647 (349) 335	$ 12,663 (9,840)	$ (38,310) 9,505	$ 30,598 (349) (1,747)

Total common stock equity	28,851	25,633	2,823	(28,805)	28,502

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations		21,542	929		22,471

Total long-term debt		21,542	929		22,471

Minority Interest

Total capitalization	28,851	47,175	3,752	(28,805)	50,973

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities		29 1,335 494 259 92 178	196 66 342 4 649	(1)	225 1,401 835 263 92 827

Total current liabilities		2,387	1,257	(1)	3,643

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits		6,820 1,884	(477)		6,343 1,884
		8,704	(477)		8,227
Total Capitalization and Liabilities	$ 28,851	$ 58,266	$ 4,532	$ (28,806)	$ 62,843

				5 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc.	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$ 47,275		$ 3,017	$ (2,112)	$ 48,180

Nonutility property, less accumulated depreciation of $0 consolidated	611				611

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $0 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	8,187 242 15 15 4	$ 16 14	2 35	(50)	8,205 256 15 4

Total current assets	8,463	30	37	(50)	8,480

Regulatory assets and other deferred charges	995				995

Total Assets	$ 57,344	$ 30	$ 3,054	$ (2,162)	$ 58,266

* Catamount Energy Corporation and associated companies.

				6 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	Catamount Energy Corporation*	Catamount Operations, Inc	Catamount Heartlands, Ltd.	Reclassi- fying & Consol- idating Entries	Catamount Energy Corporation Consolidated
Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$ 25,647 (403) 335	$ (3)	$ 550 54 1,565	$ (550) (1,562)	$ 25,647 (349) 335

Total common stock equity	25,579	(3)	2,169	(2,112)	25,633

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	21,542				21,542

Total long-term debt	21,542				21,542

Minority Interest

Total capitalization	47,121	(3)	2,169	(2,112)	47,175

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	29 1,329 529 259 88 178	29 4	6 (14)	(50)	29 1,335 494 259 92 178

Total current liabilities	2,412	33	(8)	(50)	2,387

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	5,927 1,884		893		6,820 1,884
	7,811		893		8,704
Total Capitalization and Liabilities	$ 57,344	$ 30	$ 3,054	$ (2,162)	$ 58,266

* Catamount Energy Corporation and associated companies.

				7 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated
Assets

Utility plant, at original cost Less accumulated depreciation

Construction work in progress

Nuclear fuel Less accumulated amortization

Net utility plant

Investments in affiliates, at equity Nuclear generating companies Other affiliated companies
Total

Nonutility investments	$ 3,663		$ 1,500	$ (3,800)	$ 1,363

Nonutility property, less accumulated depreciation of $3,926 consolidated	75	$ 42	1,198		1,315

Current assets: Cash & Cash Equivalents Accounts receivable, less allowance for uncollectible accts. $834 consolidated Accounts receivable - affiliates Unbilled revenue Materials and supplies, at average cost Prepayments Other current assets	312 5 365	41 116 63 3	968 7 193 2 6 (6)	(229)	1,321 128 392 5 6 (6)

Total current assets	682	223	1,170	(229)	1,846

Regulatory assets and other deferred charges			8		8

Total Assets	$ 4,420	$ 265	$ 3,876	$ (4,029)	$ 4,532

				8 of 8
CENTRAL VERMONT PUBLIC SERVICE CORPORATION AND ITS SUBSIDIARIES Consolidated Balance Sheet Year Ended December 31, 2001 (Dollars in thousands)
	Eversant Corporation	AgEnergy, Inc.	SmartEnergy Water Heating Services, Inc.	Reclassi- fying & Consol- idating Entries	Eversant Corporation Consolidated

Capitalization and Liabilities

Capitalization: Common stock Other paid-in capital Capital stock expense Accum. other comprehensive income Deferred compensation plans Retained Earnings Treasury stock	$ 12,663 (9,840)	$ 275 (169)	$ 1,835 359	$ (2,110) (190)	$ 12,663 (9,840)

Total common stock equity	2,823	106	2,194	(2,300)	2,823

Cumulative preferred and preference stock
Return of Capital
Total preferred stock

First Mortgage bonds Second Mortgage bonds Notes payable Capital lease obligations	1,500		929	(1,500)	929

Total long-term debt	1,500		929	(1,500)	929

Minority Interest

Total capitalization	4,323	106	3,123	(3,800)	3,752

Current liabilities: Notes payable - banks Notes payable - associated Long-term debt - current portion Accounts payable Accounts payable - affiliates Accrued interest Accrued income taxes Other current liabilities	41 220 625	142 17	196 25 209 4 7	(229)	196 66 342 4 649

Total current liabilities	886	159	441	(229)	1,257

Accumulated deferred income taxes Deferred investment tax credits Nuclear decommissioning costs Deferred credits	(789)		312		(477)
	(789)		312		(477)
Total Capitalization and Liabilities	$ 4,420	$ 265	$ 3,876	$ (4,029)	$ 4,532

Exhibit A

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
For the Year Ended December 31, 2001

Note A - Consolidation:

      The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly-owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC), C. V. Realty, Inc., and Catamount Resources Corporation (CRC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 56.8 percent owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly-owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 31.3 percent owned, which constitutes total consolidated.

      CVPS follows the equity method of accounting for its investments in affiliates. See Note D.

Note B - Income taxes:

      CVPS and its wholly-owned subsidiaries

      The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

      A valuation allowance has been recorded, in the amount of $4.0 million to reflect management's best estimate of loss credit carry forwards that will ultimately be utilized. All other deferred income assets are expected to be realized.

      VELCO

      VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

      VY

      Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements
(continued)

Note C - VETCO:

      VETCO has entered into support agreements in connection with construction of the transmission line with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

      Although, VELCO owns 100 percent of VETCO's outstanding Common Stock, these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note D - Investments in affiliates:

      CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):
December 31, 2001

Nuclear generating companies
     VY
     Maine Yankee Atomic Power Company
     Connecticut Yankee Atomic Power Company
     Yankee Atomic Electric Company

Other affiliated companies:
     CVEC
     C.V. Realty, Inc.

     CRC
     VELCO:
         Common stock
         Preferred stock

             Total investments - CVPS

     VELCO investment in VETCO

             Total investments

Consolidating eliminations

             Total consolidated

$16,818 1,257 1,349 28 7,679 274 28,851 3,694 678 60,628 1,419 62,047 59,413 $ 2,634

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note E - Common stock:

      The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):
December 31, 2001

CVPS:
           Common stock, $6 par value, authorized 19,000,000 shares;
                   Issued 11,785,848 shares; outstanding 11,610,683 shares;
                   Treasury stock, at cost 175,165 shares
CVEC:
           Common stock, $50 par value, authorized 20,000 shares;
                   outstanding 14,000 shares
C.V Realty, Inc.:
           Common stock, $100 par value, authorized 500 shares;
                   outstanding 300 shares

CRC:
           Common stock, $100 par value, authorized 10,000 shares;
                   outstanding 1 share

VELCO:
           Common stock, $100 par value, Class B authorized 92,000
                   shares; outstanding 60,000 shares
VETCO:
           Common stock, $100 par value, authorized and outstanding
                   10 shares
VY:
           Common stock, $100 par value, authorized 400,100 shares;
                   outstanding 400,014 shares
                   Treasury stock, at cost 7,533 shares

                             Total common stock equity

Consolidating eliminations

                             Total consolidated

$ 70,715 (2,285) 700 30 - 6,000 1 40,002 (1,130) 114,033 45,603 $ 68,430

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
AND ITS SUBSIDIARIES

Notes to Consolidating Financial Statements

Note F - Preferred and preference stock:

      Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
December 31, 2001

CVPS:
           Preferred stock, $100 par value, authorized 500,000 shares
                   Outstanding:
                    4.15% series,  37,856 shares
                    4.65% series,  10,000 shares
                    4.75% series,  17,682 shares
                    5.375% series,  15,000 shares
                    8.30% series,  160,000 shares
           Preferred stock, $25 par value, authorized 1,000,000 shares:
                   outstanding - none
           Preferred stock, $1 par value, authorized 1,000,000 shares:
                   outstanding - none

VELCO:
           Preferred stock, $100 par value, authorized 125,000 shares:
                   outstanding 100,000 shares
           Return of capital

VY:
           Preferred stock, $100 par value, authorized 300,000 shares:
                   outstanding - none

                             Total cumulative preferred and
                               preference stock

Consolidating eliminations

                             Total consolidated

$ 3,786 1,000 1,768 1,500 16,000 - - 10,000 (8,600) - 25,454 (1,400) $ 24,054

Exhibit B

FINANCIAL DATA SCHEDULE
Item No.	Caption Heading	Amount
1	Total Assets	$1,277,740
2	Total Operating Revenues	$ 435,054
3	Net Income	$ 2,407

Exhibit C

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Holding Company)

100%
CATAMOUNT RESOURCES CORPORATION

100%
CATAMOUNT ENERGY CORPORATION
100% CATAMOUNT GLENNS FERRY CORP.	50% GLENNS FERRY MGMNT., INC.	100% CATAMOUNT RUPERT CORP.	. 50% RUPERT MGMNT., CORP	100% SUMMERSVILLE HYDRO CORP.	100% GAULEY RIVER MGMNT., CORP.	33.3% CATAMOUNT INVESTMENT CO., LLC	. 100% CATAMOUNT CAMPBELL HILL CORP	. 100% CATAMOUNT THETFORD CORP	100% CATAMOUNT HEARTLANDS CORP.	100% CATAMOUNT HEARTLANDS CORP.	100% CATAMOUNT HEARTLANDS CORP.
49.5% GLENNS FERRY COGEN. PARTNERS, LIMITED	1% GLENNS FERRY COGEN. PARTNERS, LIMITED	49.5% RUPERT COGEN. PARTNERS, LIMITED	1% RUPERT COGEN. PARTNERS, LIMITED	99% GAULEY RIVER POWER PARTNERS, LP	1% GAULEY RIVER POWER PARTNERS, LP		50% CAMPBELL HILL WIND PARTNERS, LLC	44.7% FIBRO- THETFORD LIMITED	100% CATAMOUNT ENERGY (GILBRALTAR) LIMITED	100% CATAMOUNT HEARTLANDS LIMITED	100% CATAMOUNT DEVELOPMENT GMBH
									33.3% CIC LUXEMBOURG SÀRL	50% HEARTLANDS POWER LIMITED
								100% CIC VERWALTUNGS GMBH	100% CIC BETEILIGUNDS GMBH